

Momentum Independent Network Inc.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission
For the Year Ended December 31, 2021
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __January 01, 2021__ AND ENDING __December 31, 2021__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __MOMENTUM INDEPENDENT NETWORK INC.__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

717 N. Harwood Street, Suite 3400
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Laura Leventhal	214-859-1026	*laura.leventhal@hilltopsecurities.com*
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, and middle name)

212 N. Pearl Street	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, M. Bradley Winges, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Momentum Independent Network Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Michelle Lee Pak
My Commission Expires
03/25/2024
ID No. 11850507
NOTARY PUBLIC STATE OF TEXAS

Notary Public

Signature: [signature]

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Momentum Independent Network Inc.
Index
December 31, 2021



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Momentum Independent Network Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Momentum Independent Network Inc. (the "Company") as of December 31, 2021, and the related statements of income, of changes in stockholder's equity, of cash flows, and of changes in liabilities subordinated to claims of general creditors for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Supplemental Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and CFTC Regulation 1.17 and Supplemental Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 as of December 31, 2021 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental

PricewaterhouseCoopers LLP, 2121 North Pearl Street, Suite 2000, Dallas, Texas 75201
T: (214) 999 1400, www.pwc.com/us



information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 23, 2022

We have served as the Company's auditor since 2015.

Momentum Independent Network Inc.
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	6,000
Securities owned, at fair value		4,900,027
Clearing deposit with affiliate		300,000
Commissions receivable		1,747,640
Concessions receivable		893,000
Receivable from affiliates		1,910,172
Broker notes to independent representatives, net of allowance of $41,702		421,650
Prepaid FINRA registration fee		246,097
Deferred tax asset, net		125,408
Prepaid and other assets		224,442
Total assets	$	10,774,436

Liabilities and Stockholder's Equity

Accounts payable and other liabilities	$	188,531
Commissions and bonus payable		2,956,932
Payable to affiliates		670,715
Total liabilities		3,816,178
Common stock without par value. Authorized 1,000,000 shares, issued and outstanding 10,000 shares, $1,000 stated value		1,000
Additional paid-in capital		1,676,615
Retained earnings		5,280,643
Total stockholder's equity		6,958,258
Total liabilities and stockholder's equity	$	10,774,436

The accompanying notes are an integral part of these financial statements.

Momentum Independent Network Inc.
Statement of Income
Year Ended December 31, 2021

Revenues:		
Commissions	$	10,760,065
Insurance revenue		9,674,605
Advisory and administrative fees		9,238,228
12b-1 fees		5,917,937
Other		2,007,218
Total revenues		37,598,053
Expenses:		
Commissions and other employee compensation		31,969,131
Occupancy, equipment and computer service costs		958,366
Floor brokerage and clearing charges		920,211
Legal fees and settlements		459,783
Advertising and promotional		199,078
Communications		65,089
Other		431,499
Total expenses		35,003,157
Income before income tax expense		2,594,896
Income tax expense		603,238
Net income	$	1,991,658

The accompanying notes are an integral part of these financial statements.

Momentum Independent Network Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2021

	Common Stock				Additional Paid-in Capital		Retained Earnings		Total	
	Shares		Amount							
Balance at December 31, 2020	10,000	$	1,000	$	1,657,518	$	3,288,985	$	4,947,503	
Net income	-		-		-		1,991,658		1,991,658	
Restricted stock plan	-		-		19,097		-		19,097	
Balance at December 31, 2021	10,000	$	1,000	$	1,676,615	$	5,280,643	$	6,958,258	

The accompanying notes are an integral part of these financial statements.

Momentum Independent Network Inc.
Statement of Cash Flows
Year Ended December 31, 2021

Cash flows from operating activities:		
Net income	$	1,991,658
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		165,316
Current expected credit loss		(8,139)
Compensation expense for restricted stock		19,097
Deferred income tax expense		41,066
Changes in operating assets and liabilities:		
Securities owned		(1,146)
Commissions receivable		(1,254,674)
Concessions receivable		289,000
Receivable from affiliates		(1,742,772)
Broker notes to independent representatives		90,438
Prepaid FINRA registration fee		(12,796)
Prepaid and other assets		51,779
Accounts payable & other liabilities		110,765
Commissions and bonus payable		(96,920)
Payable to affiliates		357,328
Net cash provided by operating activities	$	-
Cash flow from investing activities:	$	-
Cash flow from financing activities:	$	-
Net change in cash	$	-
Cash at beginning of year	$	6,000
Cash at end of year	$	6,000
Supplemental cash flow disclosures:		
Cash paid for interest	$	-
Cash paid for taxes	$	335,577

The accompanying notes are an integral part of these financial statements.

Momentum Independent Network Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2021

Subordinated borrowings at December 31, 2020	$	-
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2021	$	-

The accompanying notes are an integral part of these financial statements.

1.   **Organization**

General
Momentum Independent Network Inc., formerly Hilltop Securities Independent Network Inc., (the "Company"), a Texas company, is a wholly owned subsidiary of Hilltop Securities Holdings LLC ("Securities Holdings"), which is a wholly owned subsidiary of Hilltop Holdings Inc. ("Parent"). The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 ("Exchange Act"), a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is also an investment adviser registered under the Investment Advisers Act of 1940, registered with the Commodity Futures Trading Commission ("CFTC") as a non-guaranteed introducing broker, and is a member of the National Futures Association ("NFA").

The Company contracts with individual licensed registered representatives who conduct their securities business through the Company. Through the registered representatives, the Company offers variable life insurance, variable and group annuities, mutual funds, stocks, bonds, investment advisory services and other investment products to its clients.

These contracted registered representatives are responsible for their own direct expenses. Customer transactions are cleared through an affiliate broker/dealer, Hilltop Securities Inc. ("HTS"), on a fully disclosed basis. Accordingly, the Company claims exemption from Exchange Act Rule 15c3-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act Rule 15c3-3") under Section (k)(2)(ii) of this rule. The Company is also subject to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 for business activities that are related to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

2.   **Summary of Significant Accounting Policies**

Securities Owned, at fair value
Securities owned are valued at fair value based on quoted market prices for similar assets or liabilities in active markets. The increase or decrease in net unrealized appreciation or depreciation of securities owned, if any, is credited or charged to operations. At December 31, 2021, securities owned consisted of money market investments of $4,900,027, which were held at HTS.

Prepaid FINRA Registration Fee
The prepaid FINRA registration fee is the annual registration fee associated with the registration of individuals as representatives or principals with FINRA. Amount is recognized as expense and presented in other expenses in the Statement of Income.

Allowance for Credit Losses
The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 326 "*Financial Instruments-Credit Loss"* ("CECL") sets forth a "current expected credit loss" model that requires entities to measure all credit losses expected over the life of an exposure (or pool of exposures) for financial instruments held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts.

The Company's broker notes receivable are subject to CECL. The Company estimates the allowance for credit losses by considering credit quality indicators, such as historical recoverability of an outstanding broker note balance from employees that left the Company. As such, management uses a loss rate methodology to determine the required reserve. As of December 31, 2021, the amount of the reserve was $41,702. The broker notes receivable represents advances to new brokers that are hired. The broker notes are amortized on a straight-line basis over a period ranging from 3-5 years. These accounts are reserved at 100% if the broker has terminated employment and the advance repayment is in question. Loss history is used to estimate the reserve required for the actively employed brokers.

Additionally, the Company's commissions and concessions receivable, which consist primarily of fees earned from 12b-1 distributions and concessions earned from the sales of variable annuity products, are subject to CECL. The Company's commissions and concessions are settled on a monthly/quarterly basis with counterparties. The amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company has not experienced a default with the counterparties. As of December 31, 2021, risk of default is considered remote, therefore the allowance for credit losses on commissions and concessions receivable was deemed immaterial.

Commission and Bonus Payable
Commission payable represent amounts earned by the Company, but not yet paid to the contracted registered representatives. Bonus payable represents amounts due to the Company's employees but not yet paid.

Revenue Recognition
Commissions
The Company executes various securities transactions on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Insurance
The Company receives commissions from the sale of insurance policies facilitated by Southwest Financial Insurance Agency, Inc. and Southwest Insurance Agency, Inc. Southwest Financial Insurance Agency, Inc., as well as, Southwest Insurance Agency, Inc. are affiliates of the Company. These entities hold insurance agency licenses to facilitate the sale of insurance and annuity products. The Company retains no underwriting risk related to the insurance and annuity products sold. The commissions are earned in the form of up-front commissions that are received upon the initial sale to the customer and acceptance of the insurance product by the carrier. As a result, the

Company believes that the performance obligation is satisfied upon the acceptance of the insurance product by the carrier, when the risks and rewards of ownership have been transferred to the customer. Additional commissions are earned from the carriers, based on the commission schedules in place at the time of the initial policy sale, over a stated period of time as long as the Company is the broker/dealer of record and the contract is viable, commonly known as "trails". Based on industry practice, the trails earned follow the sales representative. As a result, trails are variable in nature and the Company has determined that the additional amounts earned, subsequent to those earned on the sale date, are constrained and are only recognized as revenue to the extent that it is probable that a significant reversal will not occur when any uncertainty in the amount received from the carriers is ultimately resolved. Upon acceptance of the insurance product by the carrier, the Company is unable to estimate these subsequent trails due to the large number and broad range of possible amounts unknown at the time of the sale of the policy to the customer. As a result, the Company recognizes the related revenue for the trails over time as the amounts become known and/or estimable. The contracts with the carriers govern the payment frequency of the trail cash remittance to the Company (i.e., monthly or quarterly in arrears) and the payment is typically due 30 days after month or quarter end resulting in the recording of earned trails as concessions receivable on the Statement of Financial Condition until these funds are received from the carriers. For the year ended December 31, 2021, the Company had recognized $6,791,953 of insurance trails revenue and $2,882,652 of insurance commission revenue.

Advisory and Administrative Fees
The Company receives management and advisory fees, which are generally billed in advance, in connection with services performed for separately administered accounts. The performance obligation related to the transfer of these services is satisfied over time. These fees are recorded when earned based on the period-end assets in the accounts. Though these fees are variable in nature, the Company has determined that the fees are not constrained and are recognized as revenue during the period in which the services are provided. For the year ended December 31, 2021, the Company recognized $8,711,402 of management and advisory fee revenue.

The Company receives IRA fees for contracted services performed by the Company for the administration of customer IRA accounts. The fees are charged on an annual basis and recognized as revenue throughout the year. Any unrecognized amounts at the end of the year are included in other assets on the Statement of Financial Condition. For the year ended December 31, 2021, the Company recognized $524,947 of IRA fee revenue.

12b-1 fees
As a mutual fund distributor, the Company earns 12b-1 fees for marketing and distribution of such funds to its customers. The Company acts both directly as a mutual fund distributor for mutual funds that they directly contract with, commonly known as "direct mutual funds" and indirectly through a mutual fund service provider. The amount of distribution fees revenue is calculated based on a fixed rate, as a percentage, of the net asset value of the funds and recognized when the Company determines that it is probable that a significant reversal will not occur. The Company believes the performance obligation is satisfied at the time of each individual sale. However, the Company has determined that the distribution fees are variably constrained and is unable to estimate the total amount earned from these transactions due to a broad range of possible amounts from factors outside of the Company's control. These factors include, but are not limited to, changes in net asset value of the funds due to market forces that cannot be reasonably estimated and client behavior, such as how long the shareholder will hold the investment in the fund. Amounts

earned are collected monthly or quarterly. Any amounts not collected as of year-end are reported as concessions receivable in the Statement of Financial Condition.

Other Revenue
Other revenue primarily includes miscellaneous brokerage fees of $168,421, shareholder services fees of $995,823 received from the Company's mutual fund provider and $519,781 of fees charged to the contracted representatives. Miscellaneous brokerage fees are charged on a transactional basis. As such, revenue from miscellaneous brokerage fees is recognized in the same manner as discussed above for *Commissions,* at the time of the completion of the performance obligation.

The Company receives a servicing fee from a mutual fund provider for services performed in the selling and/or distribution of securities on the funds'/distributors' behalf. These services include maintenance, shareholder communications, transactional services and customer tax information returns and reports filings. Revenue for the mutual fund services fees is variable in nature and predicated on the initial mutual fund transaction with the Company's customer. The Company has determined that the shareholder services fees are constrained and are only recognized as revenue to the extent that it is probable that a significant reversal will not occur when any uncertainty in the amount received from the mutual fund is ultimately resolved. The Company is unable to estimate these fees as management has determined that these fees are highly susceptible to factors outside the Company's control and influence. As a result, the Company recognizes the related revenue at a point in time when the fees become calculable. The contracts with the mutual fund service provider govern the payment frequency of the cash remittance to the Company (i.e., monthly or quarterly in arrears) and the payment is due typically between 30 days after month or quarter end, resulting in the recording of the earned fees as other assets on the Statement of Financial Condition until these amounts are received from the mutual funds, if applicable. At December 31, 2021, no material amounts were deemed receivable from the mutual fund service provider.

The Company earns fees for providing certain services to its contracted representatives, such as insurance and compliance services. The fees are earned and billed each month, as the performance obligation is being delivered.

Other revenue also includes interest revenue and net gains on principal transactions of $323,193, which is not within the scope of Accounting Standards Codification 606, *Revenue from Contracts with Customers*.

Receivables from contracts with customers are recognized when the performance obligation is satisfied, and the Company has an unconditional right to recognize the revenue. The Company had $893,000 related to revenues from contracts with customers at December 31, 2021 and $1,182,000 at December 31, 2020.

Commission expense
The Company pays the contracted representative agreed upon trade execution service fees, commonly known as "commission expense," for the sales of various products, including insurance, mutual funds and stocks, as well as advisory programs. Commission expense is recognized on trade date, the date the commission revenue is recognized for trade execution services. Commission expense for the sale of advisory programs is recognized on the date the advisory program fees are recognized by the Company, as noted above in *Advisory and Administrative Fees.*

For insurance commission trails, 12b-1 fees and shareholder services fees, commission expense is recognized on the date the associated commission revenue is known or calculable.

Commission expense is recorded gross on the Statement of Income as the Company has determined that it is the principal in regard to the services performed.

Other Expenses
The Company pays fees to outside third parties for platform administration and model implementation associated with its management and advisory services. In regard to these services, the Company has determined that it is the principal in regard to the administrative services performed. Therefore, any revenue and expenses are reported gross on the Statement of Income, with expenses included in other expenses on the Statement of Income.

Pass-through expenses
Amounts collected on behalf of third parties, such as postage fees, are not included in the transaction price as they are collected from the customer to cover the cost of sending out customer correspondence. The Company has determined that it acts as an agent in these transactions as it is collecting the postage on behalf of a third-party. As a result, the fees associated with the postage for customer correspondence are netted against the funds received from the customer for this service, which are included in other revenue on the Statement of Income.

Floor Brokerage and Clearing Charges
Floor brokerage and clearing charges are paid to the Company's clearing broker/dealer, HTS, for the services provided.

Cash Flow Reporting
For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in bank accounts. The Federal Deposit Insurance Corporation ("FDIC") insures accounts up to $250,000. At December 31, 2021, the cash balances did not exceed the federally insured limit.

Income Taxes
The Company files a consolidated federal and state income tax return with its Parent. The Company's taxable income or losses are included in the Parent's consolidated federal and state income tax returns. Under a written tax-share agreement, the Parent collects from or refunds to the Company federal and state income taxes determined as if the Company filed separate income tax returns. In certain states, the Company pays and files on a separate company basis. The Company generally settles with the Parent on a quarterly basis for federal and unitary state income taxes estimated tax payments, yearly for the tax provision and yearly when the federal and unitary state tax returns are finalized.

For purposes of these financial statements, income taxes are computed on the benefits-for-loss method. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets, including net operating loss and tax credit carry forwards, are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that any portion of these tax attributes will not be realized. Periodic reviews of the carrying amount of deferred tax assets are made when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

Fair Value of Financial Instruments

Fair value accounting establishes a framework for measuring fair value. Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date in the market in which the reporting entity transacts. Further, fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, fair value accounting establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available. All of the Company's securities owned portfolio is valued using Level 1 inputs.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company does not have any assets or liabilities utilizing Level 2 inputs.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. The Company does not have any assets or liabilities categorized as Level 3.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statement of Financial Condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities Owned Portfolio. Securities classified as Level 1 securities primarily consist of money market instruments whose value is based on quoted market prices for similar assets or liabilities in active markets.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate current fair value. The broker notes receivable represents advances to new brokers. These amounts are subject to current expected credit loss guidance, discussed above under "Allowance for Credit Losses." The Company believes the broker notes net the allowance represents the fair value of the notes. As a result, using Level 2 inputs, the carrying amounts of the broker notes approximates their fair values.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has performed an evaluation of subsequent events from January 1, 2022 through February 23, 2022, the date of issuance of the financial statements. There have been no subsequent events that would require recognition and/or disclosure in the financial statements as of December 31, 2021.

3.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the larger of $250,000 or 6-2/3% of aggregate indebtedness. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 ("Rule 1.17") and requirements of the NFA and is required to maintain "adjusted net capital" equal to or in excess of the greater of $45,000 or the amount of net capital required by Rule 15c3-1. At December 31, 2021, the Company had net capital of $3,780,678, which was $3,526,266 in excess of its minimum net capital requirement at that date. At December 31, 2021, the Company had aggregate indebtedness of $3,816,178. Aggregate indebtedness as a percentage of net capital was 100.9% at December 31, 2021.

4.   **Income Taxes**

Income tax expense for the year ended December 31, 2021, (effective rate of 23.2%) differs from the amount that would otherwise have been calculated by applying the U.S. federal corporate tax rate (21%) to income before income taxes and is comprised of the following:

Income tax expense at the statutory rate	$	544,928
State income taxes, net of federal benefit		56,936
Other, net		1,374
	$	603,238

Income taxes as set forth in the Statement of Income consist of the following components:

Federal and state expense

Current:			
Federal	$	495,748	
State		66,424	
			$ 562,172
Deferred:			
Federal		35,419	
State		5,647	
			41,066
Total income taxes			$ 603,238

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities as of December 31, 2021 are presented below:

Deferred tax assets:

Realized built-in loss carryforward	$	89,473
Net operating loss carryforward		30,947
Compensation and benefits		12,537
Fixed assets		4,018
Total gross deferred tax asset		136,975

Deferred tax liabilities:

Prepaid expenses		(11,567)
Net deferred tax asset	$	125,408

At December 31, 2021, the Company evaluated the realizability of its deferred tax assets and concluded, based on the Company's history of profitability and future earnings projections, that a valuation allowance was not required.

At December 31, 2021, the Company had recognized built-in losses ("RBIL") of $89,473 from the 2015 merger with the Parent. These RBILs, that were recognized during a five-year recognition period before January 1, 2020, are subject to the annual Section 382 limitation rules and expected to be fully realized prior to expiration. At December 31, 2021, the Company had net operating loss carryforwards for state income tax purposes of $39,173. These net operating loss carryforwards expire in 2030 and later years. The Company expects to realize these net operating loss carryforwards through the implementation of certain tax planning strategies, core earnings, and reversal of timing differences.

Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability. The Company has no uncertain tax positions. Interest and penalties incurred related to tax

matters are charged to other interest expense or other noninterest expense, respectively. There were no interest or penalties during the year ended December 31, 2021. With limited exception, the Company is no longer subject to U.S. federal tax examinations for tax years preceding 2018. The Company is open for various state tax examinations for tax years 2017 and later.

The amount of current federal and state taxes payable to the Parent included in accounts payable and other liabilities on the Statement of Financial Condition was $106,324 and $13,520, respectively, at December 31, 2021.

5.   Business Risks and Uncertainties; Concentrations of Risk

The Company clears its securities transactions through HTS on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with HTS. Pursuant to the terms of the agreement between the Company and HTS, HTS has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations and the right to rehypothecate the securities held.

At December 31, 2021, the Company is not aware of any losses for which it will be charged by HTS. At December 31, 2021, the Company has recorded no liabilities regarding this right.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6.   Employee Benefits

Since 2012, the Parent has issued stock-based incentive awards pursuant to the Hilltop Holdings Inc. 2012 Equity Incentive Plan (the "2012 Plan"). In July 2020, pursuant to stockholders' approval, the Company adopted the Hilltop Holdings Inc. 2020 Equity Incentive Plan (the "2020" Plan). The 2020 plan serves as successor to the 2012 Plan. The 2012 Plan and the 2020 Plan are referred to collectively as "the Equity Plans." The Equity Plans provide for the grant of nonqualified stock options, stock appreciation rights, restricted stock, ("RSUs"), performance awards, dividend equivalent rights and other awards to employees of the Parent, its subsidiaries and outside directors of the Parent. Shares available for grant under the 2012 Plan that were reserved but not issued as of the effective date of the 2020 Plan were added to the reserves of the 2020 Plan. No additional awards may be made under the 2012 Plan, but the 2012 Plan remains in effect as to outstanding awards. Outstanding awards under the Equity Plans continue to be subject to the terms and conditions of the respective plans. The number of shares authorized for issuance pursuant to awards under the 2020 Plan is 3,650,000 plus any shares that become available upon the forfeiture, expiration, cancellation or settlement in cash awards outstanding under the 2012 Plan as of April 30, 2020. At December 31, 2021, 2,900,286 shares of common stock remained available for issuance pursuant to awards granted under the 2020 Plan, excluding shares that may be delivered pursuant to outstanding awards.

In February 2021, the compensation committee of the board of directors of the Parent ("Compensation Committee") awarded certain executives and key employees of the Company 460 RSUs pursuant to the 2020 Plan. These awards and the associated costs amortize over a vesting

period of three years. The grant date weighted average fair value of these awards was $32.78 per share resulting in expected compensation expense of approximately $15,100.

The following table summarizes information about non-vested RSU activity:

	RSU	
	Outstanding	Weighted Average Grant Date Fair Value
Balances at December 31, 2020	2,042 $	22.78
Granted	460	32.78
Vested/Released	-	-
Forfeited	-	-
Balances at December 31, 2021	2,502 $	24.62

At December 31, 2021, the Company had unrecognized compensation expense related to restricted stock grants of approximately $28,000. For the year ended December 31, 2021, the Company had recognized compensation expense of approximately $19,000 for restricted stock granted to the Company's employees.

Upon vesting of the shares granted under the Parent's restricted stock plans, the grantees may choose to sell a portion of their vested shares to the Parent to cover the tax liabilities arising from the vesting.

In July 2020, pursuant to stockholders' approval, the Parent adopted the Hilltop Holdings Inc. Employee Stock Purchase Plan (the "ESPP") to provide a means for eligible employees of the Company to purchase shares of the Parent's common stock at a discounted price by accumulating funds, normally through payroll deductions and is intended to qualify under Section 423 of the Internal Revenue Code. Participating employees may purchase shares of common stock at 90% of the fair market value on the last day of each quarterly offering period. The initial offering period commenced on January 1, 2021. For the year ended December 31, 2021, the amount charged to operating expense related to participant discount totaled approximately $1,000.

7.   **Commitments and Contingencies**

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is engaged in securities related litigation and other regulatory matters in the normal course of its operations. The status of these legal actions and other regulatory matters is actively monitored by management. If management believed, based on available information, that an adverse outcome upon resolution of a given legal action or other regulatory matter was probable and the amount of that adverse outcome was reasonable to estimate, a loss would be recognized, and a related liability recorded. No such material liabilities were recorded by the Company at December 31, 2021.

Legal actions and other regulatory matters are subject to inherent uncertainties, and future events could change management's assessment of the probability or estimated amount of potential losses from pending or threatened legal actions and other regulatory matters.

Based on available information, it is the opinion of management that the ultimate resolution of pending or threatened legal actions, both individually and in the aggregate, will not result in losses having a material effect on the Company's financial condition at December 31, 2021 or results of operations for the period then ended.

8. **Affiliate Transactions**

HTS provides accounting, administrative services, management services and office facilities to the Company in accordance with an expense sharing agreement (the "Agreement") charging the Company $50,000 per year for these services. Under the Agreement, the Parent processes invoices and HTS pays expenses on behalf of the Company. Under an informal agreement, HTS collects revenues and processes receipts on behalf of the Company. The net effects of these transactions are recorded in either receivable from affiliate or payable to affiliate and commissions receivable on the Statement of Financial Condition. In accordance with the Agreement, net intercompany amounts are settled periodically with HTS and the Parent.

Based on a clearing agreement (the "Clearing Agreement") between HTS and the Company, the Company pays a clearing fee to HTS for handling trades for the Company and has a deposit with HTS for $300,000. The amount of clearing fees paid to HTS for the Company's trades for the year ended December 31, 2021 was $479,688 and is included in floor brokerage and clearing charges on the Statement of Income.

HTS allocates expenses to the Company based on the provisions of the Agreement. During the year ended December 31, 2021, the total expenses allocated to the Company by HTS were $1,461,999, $903,582 of the total amount allocated to the Company is included in occupancy, equipment and computer service costs, $440,423 of the total amount allocated to the Company is included in floor brokerage and clearing charges, $65,089 of the total amount allocated to the Company is included in communications $44,217 of the total amount allocated to the Company is included in other, and $8,688 of the total amount allocated to the Company is included in commission and other employee compensation on the Statement of Income.

On the Statement of Financial Condition, commission receivable includes $1,747,640 from HTS. The total receivable from affiliates includes $1,886,497 from HTS and $23,675 from Hilltop Securities Asset Management, LLC., a wholly owned subsidiary of Securities Holdings. Total payable to affiliates includes $202,845 to Securities Holdings and $467,870 to Southwest Insurance Agency, Inc., a wholly owned subsidiary of Securities Holdings.

The Company earned insurance revenue of $9,674,605 for the year ended December 31, 2021 from third-party carriers, primarily commissions from sales by the independent representatives of insurance products from which the sales were facilitated by Southwest Financial Insurance Agency, Inc. and Southwest Insurance Agency, Inc., at no cost to the Company. Southwest Financial Insurance Agency, Inc., as well as, Southwest Insurance Agency, Inc. are affiliates of the Company. These entities hold insurance agency licenses to facilitate the sale of insurance and annuity products. The Company retains no underwriting risk related to the insurance and annuity products sold.

The Company makes loans to registered representatives, primarily to assist with the transition to the Company's platform. At December 31, 2021, the amount outstanding under the loans to the registered representatives was $463,352. Additionally, the Company recorded an allowance of $41,702.

As disclosed in **Note 2**, the Company has an income tax sharing agreement with its Parent.

Supplemental Schedules

Momentum Independent Network Inc.
Supplemental Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and CFTC Regulation 1.17
December 31, 2021

Total stockholder's equity from the statement of financial condition		$ 6,958,258
Deductions and/or charges - nonallowable assets		
Concession Receivable	$ (151,810)	
Receivables from affiliates	(1,910,172)	
Broker notes to independent representatives	(421,650)	
Prepaid FINRA registration fee	(246,097)	
Deferred tax asset, net	(125,408)	
Prepaid and other assets	(224,442)	(3,079,579)
Net capital before haircuts		3,878,679
Haircuts on securities positions		(98,001)
Net capital		$ 3,780,678
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 254,412
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 250,000
Net capital requirement (larger of 6-2/3% of aggregate indebtedness or $250,000)		$ 254,412
Excess net capital		$ 3,526,266
Aggregate indebtedness		$ 3,816,178
Ratio of aggregate indebtedness to net capital		100.9%

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2021 filed by the Company with the Financial Industry Regulatory Authority on January 26, 2022.

Momentum Independent Network Inc.
Supplemental Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2021

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Company claims exemption from SEC Exchange Act Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule and the Company is also relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Note: The above information does not differ materially from the information included in the unaudited FOCUS Report II of Form X-17A-5 as of December 31, 2021, filed by the Company with the Financial Industry Regulatory Authority on January 26, 2022.

Momentum Independent Network Inc.'s Exemption Report

Momentum Network Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2021, except as described below.

   The following checks were not promptly transmitted to the clearing broker dealer as required by the guidance in paragraph (k)(2)(ii) of Rule 15c3-3:

Month	Number of Instances
July	3
September	1
October	2
Total	6

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below. All checks were promptly transmitted to the issuer.

Momentum Independent Network Inc.

I, M. Bradley Winges, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Chief Executive Officer

February 23, 2022



Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of Momentum Independent Network Inc.

We have reviewed Momentum Independent Network Inc.'s assertions, included in the accompanying Momentum Independent Network Inc.'s Exemption Report, in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision").

(2) The Company stated that it met the identified exemption provision throughout the year ended December 31, 2021 except as described in its exemption report with respect to the following:

The following checks were not promptly transmitted to the clearing broker dealer as required by the guidance in paragraph (k)(2)(ii) of Rule 15c3-3:

Month	Number of Instances
July	3
September	1
October	2
Total	6

(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2021 without exception.

The Company's management is responsible for the assertions and for compliance with the identified exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2021.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

PricewaterhouseCoopers LLP, 2121 North Pearl Street, Suite 2000, Dallas, Texas 75201
T: (214) 999 1400, www.pwc.com/us



Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

February 23, 2022